UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-10828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

21st CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

21ST CENTURY INSURANCE GROUP
6301 OWENSMOUTH AVENUE
WOODLAND HILLS, CALIFORNIA 91367

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

Exhibit Index

23	Consent of Independent Registered Public Accounting Firm

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 21st Century Insurance Company Savings and Security Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 27,  2005

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2004	2003
Assets:
Investments, at fair value:
Money market fund	$4,624,748	$5,263,290
21st Century Insurance Group Common Stock	4,220,923	3,873,031
Mutual funds	81,103,382	64,948,136
Participant loans	6,068,763	6,147,293
Total investments, at fair value	96,017,816	80,231,750

Investment contract with insurance company, at contract value	39,193,498	38,258,415
Total investments	135,211,314	118,490,165
Interest-bearing cash	93,384	75,706
Receivables:
Accrued interest income	147	39,232
Net assets available for benefits	$135,304,845	$118,605,103

See accompanying Notes to Financial Statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$6,042,207
Interest and dividends	3,074,603
Participant loans interest income	409,358
Total investment income	9,526,168

Contributions:
Employer	4,730,834
Participants	10,316,662
Total contributions	15,047,496
Total additions	24,573,664

Deductions from net assets:
Benefits paid to participants and other distributions to participants	7,684,193
Administrative expenses	189,729
Total deductions	7,873,922
Net increase in net assets	16,699,742

Net assets available for benefits:
Beginning of year	118,605,103
End of year	$135,304,845

See accompanying Notes to Financial Statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
AT DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1. DESCRIPTION OF PLAN

The following description of the 21st Century Insurance Company Savings and Security Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan provisions.

General
The Plan is a defined contribution plan covering substantially all employees of 21st Century Insurance Group (the “Parent”) and its subsidiaries. Any employee who has attained the age of 20 is eligible to participate in the Plan following the date of hire, rehire, or transfer to eligible status. The Plan is sponsored and administered by 21st Century Insurance Company (the “Company”), a wholly owned subsidiary of the Parent. The Plan enables participants to make contributions, which the Company matches in part. Contributions by and on behalf of participants are invested in accordance with the participants’ investment designations in one or more investment fund options. Plan participants have 16 investment fund options from which they may choose to have their funds invested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants can contribute up to the lesser of $13,000 or 25 percent of earnings on a before-tax basis and up to an additional 5 percent of earnings on an after-tax basis. Participants age 50 and over can contribute an additional $3,000 to a maximum of $16,000. The Company contributes a matching amount equal to $0.75 for every dollar of the first 6 percent of compensation contributed to the plan. Forfeitures are used to offset future Company-matching contributions. As of December 31, 2004 and 2003, forfeited nonvested accounts totaled $47,871 and $29,347, respectively.

Participants may change their contribution percentages or stop making contributions at any time during the Plan year. Company contributions follow the participant’s fund election.

Vesting
Participants are immediately vested in their own contributions and related investments earnings. Vesting in Company contributions is based on years of service. A participant is 25 percent vested after two years of service, and vests an additional 25 percent for each additional year. A participant is 100% vested after five years of credited service.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

Participant Accounts
Each participant’s account is credited with his or her contributions, any Company matching contribution and an allocation of Plan net earnings based on participant account balances, and is charged with any withdrawals.

Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Each participant may obtain loans against their vested account balance. Any loans made to a participant are secured by a hierarchical portion of the participant’s vested interest in their investment fund subaccounts. No loan may exceed the lesser of 50 percent of the participant’s vested account balance or $50,000. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus 2 percent. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within 5 years except that the repayment period for loans made for the purchase of a home may be up to 15 years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.

Benefits
Upon termination of service, a participant may generally elect to receive the value of their account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon termination of employment with the Parent or in the event of elective withdrawal as permitted by the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires the Plan’s management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments Valuation and Income Recognition
Mutual funds and common stock are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value. The investment contract with insurance company is reported at contract value because the contract is fully benefit responsive.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefit Payments
Benefits are recorded when paid. Net assets available for plan benefits that belong to participants who have withdrawn from the Plan but have not yet been paid vested benefits were $0 and $34,535 at December 31, 2004 and 2003, respectively.

NOTE 3. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The fixed rate fund is a benefit-responsive investment contract consisting of funds deposited with Pacific Life Insurance Company (“Pacific Life”). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 4.2 percent for 2004 and 5.15 percent for 2003, which also approximates the average yield.

The account is credited with deposits and interest earnings and charged with Plan withdrawals. The contract included in the financial statements is at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Participants generally may direct the withdrawal or transfer of all or a portion of their contract value, however, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the guaranteed investment contract at December 31, 2004 and 2003 approximated its fair value.

The Parent may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan year exceeds 75 percent of the balance in the account at the beginning of the current Plan year, the Parent may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 4. INVESTMENTS

The Plan’s investments are invested in a guaranteed investment contract with Pacific Life Insurance Company, 21st Century Insurance Group Common Stock, participant loans and 15 funds administered by Fidelity Investments, which also acts as trustee and recordkeeper for the Plan. Funds in transit to and from any of the investment options and the Company or the participants or other investment options are temporarily invested in short-term investments by the trustee.

The Plan’s investments that represent five percent or more of the Plan’s net assets available for plan benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Investment contract with insurance company, at contract value (Note 3)	$39,193,498	$38,258,415

Investments at fair value:
Mutual Funds:
Fidelity Magellan Fund	25,613,543	24,193,829
Fidelity Equity-Income Fund	15,195,993	13,425,487
Fidelity Contrafund	11,229,551	7,896,322
Spartan U.S. Equity Index Fund	7,646,831	6,293,730
Participant Loans	- *	6,147,293
 *Balance is less than 5% in 2004

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year ended December 31, 2004
Mutual funds	$6,054,359
21st Century Insurance Group common stock	(12,152)
Net appreciation in fair value of investments	$6,042,207

NOTE 5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, overall market volatility, and credit risks. Due to the level of risk associated with certain investment, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 6. TAX STATUS OF THE PLAN

The Internal Revenue Service has issued a determination letter dated November 20, 2002, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan’s qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7. FEDERAL INCOME TAXES APPLICABLE TO PARTICIPANTS

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, salary reduction contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant’s account are not subject to tax when credited.

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

In addition to regular taxes, most distributions received before a participant reaches age 59-1/2 will be subject to a 10 percent additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15 percent excise tax.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	As of December 31,
	2004	2003
Net assets available for benefits per the financial statements	$135,304,845	$118,605,103
Amounts allocated to withdrawing participants	-	(34,535)
Net assets available for benefits per Form 5500	$135,304,845	$118,570,568

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Year ended December 31,
2004
Benefits paid to participants per the financial statements	$7,684,193
Amounts allocated to withdrawing participants	(34,535)
Benefits paid to participants per Form 5500	$7,649,658

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

NOTE 9. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid to Fidelity for investment management services amounted to $189,729 for the year ended December 31, 2004.

Transactions in 21st Century Insurance Group common stock, which is offered to participants as a plan investment option, qualify as party-in-interest transactions. However, such transactions are exempt from the prohibited transaction rules of ERISA and the Code.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 10. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

SUPPLEMENTAL SCHEDULE

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

EIN: 95-2565072 PLAN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
	Pacific Life Insurance Company (1)	39,193,498 Guaranteed Investment Contract Shares	$39,193,498
*	Fidelity Magellan Fund	246,782 Mutual Fund Shares	25,613,543
*	Fidelity Equity-Income Fund	287,912 Mutual Fund Shares	15,195,993
*	Fidelity Contrafund	197,912 Mutual Fund Shares	11,229,551
*	Spartan U.S. Equity Index Fund	178,414 Mutual Fund Shares	7,646,831
*	Fidelity Retirement Government Money Market Fund	4,624,748 Money Market Fund Shares	4,624,748
	AIM Small Company Growth Fund	475,813 Mutual Fund Shares	5,980,970
	Templeton Foreign Fund I	264,159 Mutual Fund Shares	3,249,160
*	Fidelity Freedom 2010 Fund	132,574 Mutual Fund Shares	1,805,657
*	Fidelity Freedom 2030 Fund	166,220 Mutual Fund Shares	2,340,382
*	Fidelity Freedom 2020 Fund	180,441 Mutual Fund Shares	2,518,955
*	Fidelity Freedom Income Fund	54,109 Mutual Fund Shares	609,808
	Ariel Appreciation	66,697 Mutual Fund Shares	3,179,434
*	Fidelity Freedom 2000 Fund	28,773 Mutual Fund Shares	347,582
*	Interest-bearing cash	Interest-bearing cash	93,384
*	Fidelity Freedom 2040 Fund	167,535 Mutual Fund Shares	1,385,516
*	21st Century Insurance Group Common Stock	310,362 Common Stock Shares	4,220,923
*	Participant Loans (2)	Interest rates between 4.0% and 11.5%	6,068,763
			$135,304,698

* Investment held by a permitted party-in-interest.

(1) Contract value approximates current value.
(2) The total balance of loans in default was approximately $9 thousand.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

21st Century Insurance Company Savings and Security Plan
Date: June 27, 2005
	By:	/s/ Richard A. Andre
Richard A. Andre, Senior Vice President
21st Century Insurance Company Chairman Benefits Committee